Via Facsimile and U.S. Mail
Mail Stop 6010

October 28, 2008

Mr. Philip Rydzewski
SVP and CAO
Healthmarkets, Inc.
9151 Boulevard 26
North Richland Hills, TX 76180

Re: Healthmarkets, Inc.
Form 10-Q for the Quarter Ended June 30, 2008
File No. 001-14953

Dear Mr. Rydzewski:

We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief